TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California  91107

March 17, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attention:  Terence O’Brien, Accounting Branch Chief

Re:	Form 10-K for Fiscal Year Ended September 27, 2015
Filed November 20, 2015
Form 10-Q for Fiscal Quarter Ended December 27, 2015
Filed January 29, 2016
File No. 0-19655

Dear Mr. O’Brien:

By letter dated February 18, 2016, you provided comments on the above-referenced filings of Tetra Tech, Inc. (the “Company”).  Set forth below are the Company’s responses to these comments.  The numbering of these responses corresponds to the numbering of the comments in your letter.

In responding to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 17, 2016

Form 10-K for Fiscal Year Ended September 27, 2015

9. Income Taxes, page 104

1.                                    We note your statement that a higher proportion of operating income was from international operations during fiscal year 2015 as compared to fiscal year 2014, which had a greater positive impact on the effective tax rate for fiscal year 2015.  However, your presentation on page 104 indicates that your foreign operations reported a loss for fiscal year 2015 versus income for fiscal year 2014.  Please expand your disclosure to clarify your discussion of the impact the tax differential on foreign earnings had on your effective tax rate to address this potential inconsistency.

Response

We note that Note 8. “Income Taxes” in our Form 10-K for the fiscal year ended September 27, 2015 includes the following statement: “The remainder of the decline in the effective tax rate was primarily due to a higher proportion of operating income from international operations, which have lower tax rates than the U.S., in fiscal 2015 compared to last year.”  This statement refers to the earlier sentence in the same paragraph: “Excluding these items in both years, our effective tax rate was 32.3% in fiscal 2015 compared to 36.2% in fiscal 2014.”  As described earlier in the paragraph, the items excluded from this comparison are the $60.8 million of goodwill and intangible assets impairment charges in fiscal 2015 (most of which were not tax deductible) and the gains from changes to contingent consideration liabilities in both fiscal 2015 and 2014 (most of which were not taxable).  These excluded items occurred both in the United States and in foreign jurisdictions.  The Staff notes that this analysis appears to be inconsistent with the following table included at the beginning of Note 8:

The income before income taxes, by geographic area, was as follows:

	Fiscal Year Ended
	September 27, 2015	September 28, 2014
	(in thousands)
Income (loss) before income taxes:
United States	$118,822	$118,900
Foreign	(38,501)	25,443
Total income before income taxes	$80,321	$144,343

However, the table above includes the impact of the $60.8 million of goodwill and intangible assets impairment charges in fiscal 2015 and the gains from changes to contingent consideration liabilities in both fiscal 2015 and 2014.

Securities and Exchange Commission

March 17, 2016

If these items were excluded, the presentation would be the following, which is consistent with the analysis in question:

	Fiscal Year Ended
	September 27, 2015	September 28, 2014
	(in thousands)
Income (loss) before income taxes:
United States	$129,289	$105,662
Foreign	8,682	(20,013)
Total income before income taxes	$137,971	$85,649

In future filings, beginning with our Form 10-Q for the second quarter of fiscal 2016, we will ensure that any similar analysis is more clear.  Accordingly, the statement the Staff questioned in our 2015 Form 10-K would have been revised as follows (expanded disclosure in bold):

“The remainder of the decline in the effective tax rate in fiscal 2015 compared to last year was primarily due to a higher proportion of operating income (excluding the $60.8 million of goodwill and intangible assets impairment charges in fiscal 2015 and the gains from changes to contingent consideration liabilities in both fiscal 2015 and 2014) from international operations, which have lower tax rates than the U.S.”

20. Quarterly Financial Information – Unaudited, page 123

2.                                    Please expand your presentation to include gross profit in accordance with Item 302(a)(1) of Regulation S-K.

Response

We advise the Staff that we manage our projects and operations on an operating income basis.  Gross profit is not meaningful to management and is not presented in our financial statements or MD&A.  We believe it is appropriate to report the quarterly financial information in our footnotes on the same basis as in our financial statements.  In our experience, gross profit information is also not useful to our investors and is not reported by many of our industry peers.  Accordingly, it is our strong preference that we not expand our presentation in our financial statements and footnotes to include gross profit.

3.                                    We note the statement by your CEO during the conference call that WEI’s strong margin for fiscal year 2015 was due to seasonally high margins in Canadian field operations and also favorable project closeouts in your federal and commercial businesses in the US.  Please expand your disclosures to quantify the impact of the favorable project closeouts to the profit measures presented in accordance with Item 302(a)(3) of Regulation S-K.  To the extent that the project closeout adjustments were material to your consolidated results or WEI’s fiscal year 2015 operating income, please include a discussion and analysis of the facts and circumstances that led to the adjustments upon closeout of the contracts within MD&A.

Securities and Exchange Commission

March 17, 2016

Response

There were several project closeouts in fiscal 2015.  None of these closeouts, which totaled approximately $2.0 million were individually material.  In future filings, beginning with our Form 10-Q for the second quarter of fiscal 2016, we will expand our disclosures related to our WEI reportable segment under the “Segment Results of Operations” section of MD&A to address the Staff’s request by quantifying in aggregate the benefit of project closeouts.  If any future project closeout adjustments are individually material, we will include a discussion and analysis of the facts and circumstances that led to the adjustment upon closeout of the relevant contracts within MD&A.

Form 10-Q for Fiscal Quarter Ended December 27, 2015

1. Basis of Presentation, page 7

4.                                    We note that you “re-aligned certain operating units within [y]our reportable segments to improve organization effectiveness by better aligning operations with similar clients and projects.”  Please expand this explanation to provide investors with a more comprehensive discussion of the appropriateness of moving certain operating units from the RME reportable segment to the WEI reportable segment, as we note that these two segments are based on your markets (refer to page 120 of your fiscal year 2015 Form 10-K).  Please ensure your enhanced disclosure addresses the fact that for the first quarter of 2014 the realignment increased WEI’s revenues by 6% but decreased its operating income margin by 6.5%, and RME’s operating income margin increased by 6.5% even though its revenues declined by 4.7%.  Finally, please confirm to us that your reportable segments meet the definition of operating segments per ASC 280-10-50-1.  Otherwise, please provide the disclosures required by ASC 280-10-50-21.a.

Response

In future filings, beginning with our Form 10-Q for the second quarter of fiscal 2016, we will include the expanded disclosure below to provide investors with a more comprehensive discussion of the appropriateness of moving certain units from the RME reportable segment to the WEI reportable segment (expanded disclosure in bold):

“We report our water resources, water and wastewater treatment, environment and infrastructure engineering activities in our Water, Environment and Infrastructure (“WEI”) reportable segment.  Our Resource Management and Energy (“RME”) reportable segment includes our natural resources, energy, waste management, remediation, utilities and international development services.  We report the results of the wind-down of our non-core construction activities in the Remediation and Construction Management (“RCM”) reportable segment.  In the first quarter of fiscal 2016, we re-aligned certain operations within our reportable segments to improve organizational effectiveness by better aligning operations with similar clients and projects.  Specifically, we re-aligned operations that previously provided natural resources services, primarily mining-related, in the RME reportable segment to the WEI reportable segment.  Due to the downturn in the mining industry in recent years, we determined that these operations could be better utilized by supporting infrastructure engineering activities in our WEI reportable segment.  Although these activities had revenue of $14.1 million in the first quarter of fiscal 2015, they were approximately break-even in operating income.  Prior year amounts for reportable segments have been revised to conform to the current year presentation.  As a result, when we re-aligned our segment results, WEI’s first quarter fiscal 2015 revenue increased 6.0% and its operating income margin decreased by 6.5%.  The RME segment’s first quarter fiscal 2015 revenue declined 4.7% and its operating income margin increased 6.5%.”

We confirm that our reportable segments meet the definition of operating segments per ASC 280-10-50-1.

*****

Securities and Exchange Commission

March 17, 2016

During your review, should you have any additional questions with respect to the Company’s responses, please contact Janis B. Salin, Senior Vice President, General Counsel and Secretary, at (626) 470-2481; Brian N. Carter, Senior Vice President and Corporate Controller, at (626) 470-2468; or me at (626) 470-2463.

Respectfully,

/s/ Steven M. Burdick

Steven M. Burdick
Executive Vice President and
Chief Financial Officer

SMB:pb

cc:	Tracey Houser, Staff Accountant, SEC
Jeanne Baker, Assistant Chief Accountant, SEC
Brian N. Carter, SVP and Corporate Controller
Janis B. Salin, SVP and General Counsel